140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com FIRM / AFFILIATE OFFICES
March 23, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Attention:	Kevin Dougherty
Laura Nicholson
Yong Kim
Gus Rodriguez

Re:	Frontier Group Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-254004

Ladies and Gentleman:

On behalf of Frontier Group Holdings, Inc. (the “Company”), we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2021 and amended by Amendment No. 1 to the Registration Statement filed on March 18, 2021 (“Amendment No. 1”) and by Amendment No. 2 to the Registration Statement filed on March 19, 2021.

Amendment No. 3 has been revised to reflect the Company’s responses to the comments received from the staff of the Commission (the “Staff”) on March 22, 2021. This amendment also reflects a stock split, a bona fide pricing range pursuant to Item 501(b)(3) of Regulation S-K and related information, other than information permitted to be omitted by Rule 430A.

For ease of review, we have set forth below the numbered comments from your letter and the Company’s response thereto. For your convenience, we have enclosed a courtesy package for the members of the Staff identified above which includes a copy of Amendment No. 3 marked to show changes from Amendment No. 1, as well as a copy of this letter.

March 23, 2021

Amendment No. 1 to Registration Statement on Form S-1

Business

Competition, page 124

1.	We have reviewed the revised disclosure in footnote 3 on page 124 in response to comment 7. Please revise your disclosure to clearly indicate whether:

•	You calculated each of the metrics for Adjusted CASM (Excluding Fuel) and Adjusted CASM + net interest based on publicly available information;

•	You believe the methodology used to calculate Adjusted CASM (Excluding Fuel) for each of the airlines was applied consistently; and,

•	CASM and RASM were derived directly from the publicly available information for each of airlines presented.

Response: In response to the Staff’s comment, the Company has modified the disclosure commencing on page 124 of Amendment No. 3.

* * * * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2643 or by e-mail (tony.richmond@lw.com) or Miles P. Jennings by telephone at (415) 395-8198 or by e-mail (miles.jennings@lw.com) with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond

of LATHAM & WATKINS LLP

CC:	Barry L. Biffle, Frontier Group Holdings, Inc.
Howard Diamond, Frontier Group Holdings, Inc.
Miles P. Jennings, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP